                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of September, 2011, Merk Investments, LLC acquired control due to ownership of greater than 25% of the Merk Currency Enhanced U.S. Equity Fund’s (the "Fund") outstanding shares.  Merk Investments, LLC, owned 80.4% of the Fund and thus controlled the Fund as of that date.